EXHIBIT 4.1

FIRST AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT

THIS FIRST AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT (this "Amendment") dated May 15, 2020, is entered into by and between BARRETT BUSINESS SERVICES, INC., a Maryland corporation ("Borrower"), and WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank").

RECITALS

WHEREAS, Borrower is currently indebted to Bank pursuant to the terms and conditions of that certain Second Amended and Restated Credit Agreement between Borrower and Bank dated August 5, 2019, as amended from time to time ("Credit Agreement").

WHEREAS, Bank and Borrower have agreed to certain changes in the terms and conditions set forth in the Credit Agreement and have agreed to amend the Credit Agreement to reflect said changes.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Credit Agreement shall be amended as follows and to certain other matters as set forth below:

1.       Section 1.1(a) is hereby deleted in its entirety, with the following substituted therefor:

“(a)       Line of Credit. Subject to the terms and conditions of this Agreement, Bank hereby agrees to make advances to Borrower from time to time up to and including July 1, 2022, not to exceed at any time the aggregate principal amount of "Fifty Million Dollars ($50,000,000) (the “Line of Credit”), the proceeds of which shall be used for general corporate purposes. Borrower’s obligation to repay advances under the Line of Credit shall be evidenced by a promissory note dated the date hereof, as modified from time to time (the “Line of Credit Note”), all terms of which are incorporated herein by this reference. The maximum aggregate principal amount of the Line of Credit shall be reduced automatically on July 1, 2021, without further notice or action by Borrower or Bank, to Thirty Three Million Dollars ($33,000,000). The Line of Credit Note defined in and made pursuant to the Credit Agreement shall include amendments to such note in any modification of promissory note delivered in connection with this Amendment. Upon written request from Borrower to Bank, at any time prior to July 1, 2021, the maximum aggregate principal amount of the Line of Credit may be earlier reduced to Thirty Three Million ($33,000,000), provided that (i) the outstanding principal sum is then reduced by payment by Borrower to an amount less than or equal to such reduced maximum principal amount; and (ii) Borrower shall pay to Bank an amendment fee of $17,000, plus Bank’s external legal fees and costs in connection with such amendment. In the event of such an earlier requested reduction, the amended covenants set forth in Section 4.9 and Section 5.8 shall automatically revert to the covenants in effect as of May 15, 2020. If such amendment is requested by Borrower prior to September 15, 2020, then the interest rates set forth in the Line of Credit Note and the rate of fee set forth in Section 1.4(c) shall each revert to the respective rates in effect as of May 15, 2020.”

2.       Section 1.4(c) is hereby amended by deleting “three hundred seventy five thousandths of one percent (0.375%) per annum” as the rate of fee payable on the daily unused amount of the Line of Credit, and by substituting for said amount “five tenths of one percent (0.50%).”

3.       Section 4.9 is hereby deleted in its entirety, with the following substituted therefor:

SECTION 4.9. FINANCIAL CONDITION. Maintain Borrower’s consolidated financial condition as follows using generally accepted accounting principles consistently applied and used consistently with prior practices (except to the extent modified by the definitions herein):

“(a)       Total Funded Debt, plus the unused principal amount of the Line of Credit, divided by EBITDA, not greater than 2.75 to 1.0 as of each fiscal quarter end through June 30, 2021 and 1.75 to 1.0 thereafter, in each case determined on a rolling four-quarter basis, with “Total Funded Debt” defined as the sum of all obligations for borrowed money (including subordinated debt), plus all capital lease obligations, and “EBITDA” defined as net profit before taxes plus interest expense (net of capitalized interest expense), depreciation expense and amortization expense.

“(b) Liquid Assets to Worker’s Compensation Claims not less than 1.15 to 1.0 at each fiscal quarter end, with (i) “Liquid Assets” defined as the sum of (A) restricted and unrestricted cash and cash equivalents, plus (B) restricted and unrestricted marketable securities acceptable to Bank in its sole discretion, plus (C) the unused amount of the Line of Credit, less (D) the difference of restricted cash and restricted marketable securities less workers compensation claims, if positive, and (ii) “Workers Compensation Claims” defined as Borrower’s obligations with respect to worker’s compensation claims liabilities, in each case as the assets described in clauses (i)(A), (B), (C) and (D) and as the liabilities described in clauses (ii) are required to be reflected in Borrower’s annual audited consolidated financial statements and quarterly unaudited consolidated financial statements, consistent with past practices.”

4.       Section 5.8 is hereby deleted in its entirety, with the following substituted therefor:

“SECTION 5.8. DIVIDENDS, DISTRIBUTIONS.

(a) On or prior to June 30, 2021, declare or pay any dividend or distribution either in cash, stock or any other property on Borrower’s stock, membership interests, partnership interests or other ownership interests now or hereafter outstanding, nor redeem, retire, repurchase or otherwise acquire any shares of any class Borrower’s stock, membership interests, partnership interests or other ownership interests now or hereafter outstanding. Notwithstanding the foregoing, so long as, after giving effect to such dividend or distribution, no Event of Default would exist, (i) Borrower may pay quarterly cash dividends or distributions to its holders of its common stock in an amount not to exceed $0.30 per share in the aggregate in any fiscal quarter (the “Permitted Dividend Amount”); provided, however, that in the event Borrower, after the date hereof, issues additional shares of its common stock, subdivides its common stock, by split-up or otherwise, or combines its common stock, or issues additional common stock as a dividend, then the Permitted Dividend Amount shall be subject to adjustment as determined by Bank, in its sole discretion, to give proportional effect to such event; and (ii) Borrower may purchase, repurchase, redeem, acquire or retire for value any of its common stock in connection with any employee equity compensation agreement, stock option agreement, incentive or benefit plan or similar agreement, in each case entered into in the ordinary course of business and approved by Borrower’s board of directors, for consideration with an aggregate fair market value not to exceed $3,500,000, provided such action is taken in connection with satisfying a tax obligation incurred in connection therewith. For the avoidance of doubt, the covenants set forth in this Section 5.8(a) shall be of no further force of effect on or after July 1, 2021.

(b) On or after July 1, 2021, if an Event of Default has occurred or would occur on a pro forma basis (i) declare or pay any dividend or distribution either in cash or any other property on Borrower’s stock, membership interest, partnership interest or other ownership interest now or hereafter outstanding; or (ii) redeem, retire, repurchase or otherwise acquire any class or type of ownership interest now or hereafter outstanding except any of the foregoing in this subsection (b)(ii) in amounts not to exceed an aggregate of $15,000,000 in any rolling 12-month period. For the avoidance of doubt, the covenants set forth in this Section 5.8(b) shall not be effective prior to July 1, 2021.”

5.       The effective date of this Amendment shall be the date that all of the following conditions set forth in this Section have been satisfied, as determined by Bank and evidenced by Bank’s system of record. Notwithstanding the occurrence of the effective date of this Amendment, Bank shall not be obligated to extend credit under this Amendment or any other Loan Document until all conditions to each extension of credit set forth in the Credit Agreement have been fulfilled to Bank's satisfaction.

(a)       Approval of Bank Counsel. All legal matters incidental to the effectiveness of this Amendment shall be satisfactory to Bank's counsel.

(b)       Documentation. Bank shall have received, in form and substance satisfactory to Bank, each of the following, duly executed by all parties:

(i)	This Amendment and each promissory note, or other instrument or document required hereby.
(ii)	First Modification of Third Amended and Restated Revolving Line of Credit Note.
(iii)	Third Party Pledgor’s Consent and Reaffirmation.
(iv)	Such other documents as Bank may require under any other Section of this Amendment or the Agreement.

(c)       Regulatory and Compliance Requirements. All regulatory and compliance requirements, standards and processes shall be completed to the satisfaction of Bank.

(d)       Interest and Principal. Interest and principal under the notes contemplated by the Credit Agreement and this Amendment have been paid current.

(e)       Amendment Fee. Immediately upon signing this Amendment, Borrower shall pay to Bank a non-refundable amendment fee of $17,000.

(f)        Fees and expenses. Borrower shall pay all fees, costs and expenses of Bank (including fees paid by Bank to third parties and allocated costs of Bank personnel) in connection with loan documentation, negotiation, preparation and related diligence with respect to this Amendment, including without limitation attorneys’ fees, filing and recording fees, and the cost of any environmental reviews, property condition reports, flood insurance searches, appraisals and title insurance.

6.       Except as specifically provided herein, all terms and conditions of the Credit Agreement remain in full force and effect, without waiver or modification. All terms defined in the Credit Agreement shall have the same meaning when used in this Amendment. This Amendment and the Credit Agreement shall be read together, as one document.

7.       Borrower hereby remakes all representations and warranties contained in the Credit Agreement and reaffirms all covenants set forth therein. Borrower further certifies that as of the date of this Amendment there exists no Event of Default as defined in the Credit Agreement, nor any condition, act or event which with the giving of notice or the passage of time or both would constitute any such Event of Default.

8.       Borrower hereby covenants that Borrower shall provide to Bank from time to time such other information as Bank may request for the purpose of enabling Bank to fulfill its regulatory and compliance requirements, standards and processes. Borrower hereby represents and warrants to Bank that all information provided from time to time by Borrower or any Third Party Obligor to Bank for the purpose of enabling Bank to fulfill its regulatory and compliance requirements, standards and processes was complete and correct at the time such information was provided and, except as specifically identified to Bank in a subsequent writing, remains complete and correct today, and shall be complete and correct at each time Borrower is required to reaffirm the representations and warranties set forth in the Credit Agreement.]

9.       THIS AGREEMENT AMENDS THE CREDIT AGREEMENT. THE EXECUTION OF THIS AMENDMENT AND THE OTHER LOAN DOCUMENTS EXECUTED IN CONNECTION HEREWITH DOES NOT EXTINGUISH THE INDEBTEDNESS OUTSTANDING IN CONNECTION THEREWITH NOR DOES IT CONSTITUTE A NOVATION WITH RESPECT TO THE INDEBTEDNESS OUTSTANDING IN CONNECTION WITH THE PRIOR CREDIT AGREEMENT. NOTHING CONTAINED HEREIN SHALL TERMINATE ANY SECURITY INTERESTS, GUARANTIES, SUBORDINATIONS OR OTHER DOCUMENTS IN FAVOR OF BANK EXECUTED IN CONNECTION WITH THE PRIOR CREDIT AGREEMENT OR THE INDEBTEDNESS DESCRIBED THEREIN, ALL OF WHICH SHALL REMAIN IN FULL FORCE AND EFFECT UNLESS EXPRESSLY AMENDED HEREBY.

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UNDER OREGON LAW, MOST AGREEMENTS, PROMISES AND COMMITMENTS MADE BY BANK CONCERNING LOANS AND OTHER CREDIT EXTENSIONS WHICH ARE NOT FOR PERSONAL, FAMILY OR HOUSEHOLD PURPOSES OR SECURED SOLELY BY THE BORROWER’S RESIDENCE MUST BE IN WRITING, EXPRESS CONSIDERATION AND BE SIGNED BY BANK TO BE ENFORCEABLE.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Amendment to be effective as of the effective date set forth above.

BORROWER		BANK

WELLS FARGO BANK,
BARRETT BUSINESS SERVICES, INC.		NATIONAL ASSOCIATION

By:	/s/ Anthony Harris	By:	/s/ Julie R. Wilson
Name: Anthony Harris		Name: Julie R. Wilson
Title: Chief Financial Officer		Title: Senior Vice President